04002618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.G. Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Dorsey Road
(No. and Street)

Hanover (City) MD (State) 21076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk III 410-923-5660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman
(Name – *if individual, state last, first, middle name*)

Two Hopkins Plaza, Suite 2100 (Address) Baltimore, (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.G. Menk & Associates, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ocie M. Wilmoth, Notary Public
Baltimore County
State of Maryland
My Commission Expires Apr. 23, 2007

[signature] 2/27/04
Signature

Chief Executive Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2003 AND 2002

C.G. Menk & Associates, Inc.

TABLE OF CONTENTS

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Baltimore, Maryland
January 14, 2004

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 12,240	$ 6,151
Certificate of deposit	7,021	6,922
Commissions receivable	26,948	982
Deposits	3,329	3,329
Prepaid expenses	4,353	4,601
	53,891	21,985
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $14,381 and $9,609	11,709	16,481
OTHER ASSETS		
Investments	2	2
Total assets	$ 65,602	$ 38,468
STOCKHOLDERS' EQUITY		
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value and no par value; respectively 500,000 and 100,000 authorized; respectively, 211,000 and 100,000 shares issued and outstanding, respectively	$ 211	$ 108,853
Additional paid-in capital	273,268	47,376
Accumulated deficit	(207,877)	(117,761)
Total stockholders' equity	$ 65,602	$ 38,468

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2003 and 2002

	2003	2002
Revenue		
Commissions	$ 118,496	$ 111,541
Interest income	64	264
Rental income	722	600
Other income	314	4,163
Total revenue	119,596	116,568
Expenses		
Advertising	-	1,542
Administrative	28	-
Consulting fees	27,528	71,287
Contributions	269	-
Depreciation	4,772	5,975
Dues and subscriptions	1,028	989
Insurance	1,007	591
Loss on investment	-	7,198
Office expense	12,018	7,549
Other expense	122	160
Postage and delivery	1,677	1,241
Printing and reproduction	175	1,578
Professional fees	7,639	6,856
Rent	33,244	15,732
Repairs and maintenance	891	1,626
Taxes and licenses	5,534	3,767
Telephone	4,509	6,918
Travel and entertainment	271	127
Total expenses	100,712	133,136
NET INCOME (LOSS)	$ 18,884	$ (16,568)
Income (loss) per common share	$ 0.09	$ (0.17)

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, December 31, 2001	66,800	$ 72,714	$ 47,376	$ (65,054)	$ 55,036
Stock dividend	33,200	36,139	-	(36,139)	-
Net loss	-	-	-	(16,568)	(16,568)
Balance, December 31, 2002	100,000	108,853	47,376	(117,761)	38,468
Transfer due to changes in par value	-	(108,753)	108,753	-	-
Stock dividend	100,000	100	108,900	(109,000)	-
Regulation D stock offering	11,000	11	8,239	-	8,250
Net income	-	-	-	18,884	18,884
Balance, December 31, 2003	211,000	$ 211	$273,268	$ (207,877)	$ 65,602

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 18,884	$ (16,568)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Depreciation	4,772	5,975
Changes in assets and liabilities		
(Increase) decrease in commissions receivable	(25,966)	5,429
Increase in deposits	-	(3,329)
Decrease (increase) in prepaid expenses	248	(3,171)
Net cash used in operating activities	(2,062)	(11,664)
Cash flows from investing activities		
Purchase of property and equipment	-	(17,020)
Decrease in investment	-	7,198
Purchase of certificate of deposit	(7,021)	(6,922)
Proceeds of maturity of certificate of deposits	6,922	6,759
Net cash used in investing activities	(99)	(9,985)
Cash flows from financing activities		
Proceeds from Regulation D stock offering	8,250	-
Net cash provided by financing activities	8,250	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,089	(21,649)
Cash and cash equivalents, beginning of year	6,151	27,800
Cash and cash equivalents, end of year	$ 12,240	$ 6,151

See notes to financial statements

C.G. Menk & Associates, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - ORGANIZATION

C. G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business as an introducing firm only.

For the years ended December 31, 2003 and 2002, the broker/dealer business accounted for 99% and 96%, respectively, of total revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash Equivalents

For purposes of the cash flow presentation, the Company considers all cash in money market funds as cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investments

Investments consist of pre-IPO options and warrants exercisable upon public offering. These investments were stated at cost until 2003 when they written down to a nominal value.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per Common Share

Income (loss) per common share is based on net income divided by the weighted average number shares outstanding. Weighted average common shares outstanding for 2003 and 2002 were 211,000 and 100,000 shares.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002, are as follows:

	2003	2002
Furniture and fixtures	$ 4,731	$ 4,731
Computer equipment	21,359	21,359
	26,090	26,090
Less accumulated depreciation	14,381	9,609
	$ 11,709	$ 16,481

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $22,590 and $16,402 at December 31, 2003 and 2002, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2003 and 2002, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

Consulting Fees

The owners and members of the Board of Directors of the Company received commissions in the amounts of $27,528 and $71,287 for the years ended December 31, 2003 and 2002, respectively. The amounts are included in consulting fees in the accompanying financial statements.

Lease

The Company leased its offices from ISG, Inc., a related party, through July 2002. Total rent expense incurred from a related party for the years ended December 31, 2003 and 2002 was $0 and $7,600, respectively.

Computers

The Company received computer equipment from InterAct Solutions Group, Inc. (ISG), a related party during the year ended December 31, 2002. The equipment was received in exchange for the payment of general and administrative expenses of ISG. Expenses paid on behalf of ISG were $12,289 and the book value of equipment received was $11,528 for the year ended December 31, 2002. The equipment was recorded at the cost basis of $12,289.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company executed a new lease for a copier/printer on November 27, 2001, which will expire in 2005. Total rental expenses under the lease, which were included in office expense, were $5,334 and $5,442, respectively, for the years ended December 31, 2003 and 2002.

The Company executed a new lease for office space on April 3, 2002, which will expire in 2007. Total rental expense under the lease was $33,244 and $8,132 for the year ended December 31, 2003 and 2002, respectively.

NOTE G - COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease commitments (rental income) for the operating lease as of December 31, 2003, are as follows:

		Equipment	Office Space	Total
December 31,	2004	$ 5,172	$ 34,213	$ 39,385
	2005	4,740	35,239	39,979
	2006	-	36,297	36,297
	2007	-	18,416	18,416
		$ 9,912	$ 124,165	$ 134,077

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Years ended December 31, 2003 and 2002

	2003	2002
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$ -	$ -
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 65,602	$ 38,468
Less: Nonallowable assets		
Investments	(2)	(2)
Prepaid expenses	(4,353)	(4,601)
Commissions receivable	(26,948)	(982)
Property and equipment	(11,709)	(16,481)
Net capital before haircuts on securities positions	22,590	16,402
Haircuts on securities		
Marketable securities	-	-
Money market accounts	-	-
Net haircuts on securities	-	-
Net capital	$ 22,590	$ 16,402
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	17,590	11,402
Net capital, as shown above	$ 22,590	$ 16,402
Ratio of aggregated indebtedness to net capital	0 to 1	0 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2003 and 2002

	2003	2002
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ -	$ -
Changes as noted during audit		
Other adjustments	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ -
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 22,628	$ 13,073
Changes as noted during audit		
Recordation of capital, lease net	-	-
Nonallowable commission receivables shown as allowable	-	-
Write-off of inventory included as nonallowable asset	-	-
Reclassify capital item included as nonallowable asset	-	-
Allowable deposits shown as nonallowable	-	3,329
Other adjustments	(38)	-
	(38)	3,329
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 22,590	$ 16,402

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2003 and 2002

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2003 and 2002

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 and $150 for the years ended December 31, 2003 and 2002, respectively. This assessment has been paid as of December 31, 2003 and 2002, respectively.

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of C.G. Menk & Associates, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Fedder & Silverman

Baltimore, Maryland
January 14, 2004